

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Via Facsimile and U.S. Mail

Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E.
Atlanta, GA 30309

> **Re: BlueLinx Holdings Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed October 4, 2010**
> **Amendment No. 2 to Schedule 14D-9 filed October 4, 2010**
> **File No. 005-80230**

Dear Mr. Hanson:

We have reviewed your filings and have the following comment.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

1. We note your response to comment six in our letter dated September 28, 2010; however, we reissue our comment. Please revise to discuss the factors that the issuer considered in determining fairness. If the board relied upon the analyses of another person, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other person.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions